Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2018. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the operating results for the full fiscal year.

Overview

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the Printed Circuit Board (“PCB”) business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries. PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. We also act as an agent for the importation of PCBs from South East Asia when customers require high volume production runs, although such activity was not significant in recent years.

Discussion of Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our consolidated financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

The significant accounting policies described in Note 1 of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under U.S. GAAP, are discussed below.

Revenue Recognition.  We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Revenues generated from continual projects are recognized over a period of time according to their completion proportion.

Inventories.  Inventories are recorded at the lower of cost or market value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs.

Allowance for doubtful accounts receivable.  The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances.  The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and the volume of their operations.

Fixed assets.  Assets are recorded at cost.  Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets.  Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment in Value of Assets.  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Use of estimates.  The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, income tax uncertainties and other contingencies.

Commitments and contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.  Such accruals are adjusted as further information develops or circumstances change.  Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of PCBs, including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of expenses in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli Innovation Authority (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel).

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related expenses for executive and for selling, and marketing personnel, marketing activities, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Recent accounting pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

We adopted the modified retrospective approach. Under this method, we initially apply the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. We adopted the new standard as of January 1, 2019 and we have also elected to adopt the package of practical expedients, which permits us not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs.

The new standard also provides practical expedients for an entity’s ongoing accounting. We currently have elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in separate lease and non-lease components for all our leases.

The adoption of the standard resulted in a material effect on our financial statements with a balance sheet recognition of additional lease assets of approximately $3.3 million and lease liabilities of approximately $3.3 million upon adoption. While our operating lease rights of use assets and lease liabilities were adjusted in our June 30, 2019 balance sheet as a result of our adoption of the new standard, the net affect was minimal and did not impact our results of operations for the six months ended June 30, 2019.

Results of Operations

Revenues. Our revenues for the six months ended June 30, 2019 decreased by $0.7 million, or 4.0%, to $16.9 million from $17.6 million for the six months ended June 30, 2018. The decrease in revenues is primarily attributable to decreased revenues in the European markets.

Cost of Revenues. Cost of revenues decreased by 15.1% to $14.1 million for the six months ended June 30, 2019 from $16.6 million for the six months ended June 30, 2018. The decrease in our cost of revenues is attributable in great measure to the implementation of our turnaround plan that included both identifying those products that were underpriced and optimizing our pricing model, as well as effecting cost reductions and operational efficiencies and the decrease in revenues.

Gross Profit. Our gross profit increased to $2.8 million or 16.6% for the six months ended June 30, 2019 from $1.0 million, or 5.7% for the six months ended June 30, 2018. The increase in our gross profit in 2019 was mainly attributable to the decrease in cost of revenues.

Our operating expenses of $2.4 million were the same in both the first six months of 2019 and 2018.

Financial Expenses, Net. We had net financial expenses of $263,000 in first six months of 2019 compared to net financial expenses of $132,000 in the first six months of 2018. The increase in financial expenses is primarily attributable to the impact of the NIS exchange rate on outstanding Dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

Other Income, Net.  We had other income, net of $877,000 in first six months of 2019 compared to nil in the first six months of 2018, primarily as a result of the receipt of an insurance payment associated with a claim for damages incurred during 2018 to one of our manufacturing machines.

Net Profit (Loss). Our net profit for first six months of 2019 was $1.0 million compared to a net loss of $1.5 million in the first six months of 2018.

Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec pursuant to which Nistec purchased 706,531 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million. On the same date, Nistec purchased 317,888 of our Ordinary shares from Merhav M.N.F. Ltd. As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of our issued share capital on a fully diluted basis.

In March 2019, we issued subscription rights to the holders of our ordinary shares to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per ordinary share. We raised $3.4 million in gross proceeds from this offering (the “Rights Offering”).  The proceeds of the Rights Offering were used to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment.

As of June 30, 2019, our cash position (cash and cash equivalents) totaled $1.8 million compared to $1.0 million in cash and cash equivalents as of December 31, 2018. As of June 30, 2019 we had a working capital (excluding short term credit from a related party) of $1.5 million as compared to and a working capital deficit (excluding short term credit from a related party) of $2.6 million as of December 31, 2018.

As of June 30, 2019, we had revolving lines of credit aggregating NIS 15.0 million ($4.2 million) with our banks and from a non-banking financial institution, of which $2.6 million was utilized as of such date, and $1.0 million of long-term loans (including current maturities) from banks and fixed assets suppliers. In addition, we had shareholders’ loans in the amount of NIS 12.0 million ($3.3 million) not including accrued interest. As of December 31, 2018, we were not in compliance with our banks' covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. On February 2019 the banks granted us a waiver from such non-compliance. We are required by one bank to meet these covenants in our financial statements for December 31, 2019 (to be issued no later than May 1, 2020), and the other bank granted us a waiver from such non-compliance, and adjusted the financial covenants to be met in our financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

As of September 18, 2019 the aggregate principal amount of the loans from Nistec was NIS 12 million (approximately $3.3 million). Nistec has agreed that NIS 2 million of these loans will become due on May 1, 2020 subject to the existence of sufficient financial resources for the repayment of this amount and the remaining loans aggregating NIS 10 million (approximately $2.8 million) will become due on or after October 1, 2020. In addition, we have agreed to enter into discussions with Nistec to renegotiate the term and interest provisions of the remaining loans aggregating NIS 10 million (approximately $2.8 million), subject to audit committee, board and shareholder approval. During September 2019, the Company’s Audit Committee and the Board of Directors agreed to set the interest rate applicable to such loans to 3.5%, subject to shareholder approval.

During the year ended December 31, 2018, we invested approximately $619,000 in new equipment and the expansion of our facilities and infrastructure. In the first half of 2019, we invested approximately $250,000 for computerization, leasehold improvements and small fixed equipment. To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Net cash provided by operating activities for the first six months of 2019 was $1.3 million. This was primarily due to the net profit incurred during this period. For the first six months of 2018, net cash used in operating activities was $1.4 million.

Net cash used by investing activities during the first six months of 2019 was $250,000. This was primarily due to the purchase of computerization, leasehold improvements and small fixed equipment. Net cash used by investing activities during the first six months of 2018 was $110,000.

Net cash used in financing activities during the first six months of 2019 was $190,000, mainly reflecting decrease in short term credit and loans offset with proceeds from rights offering, compared to $1.7 million provided by financing activities during the first six months of 2018.

The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; (vii) the repayment of existing lines of credit and loans; and (viii) approval of the current or additional lines of credit and long-term loans from banks.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 24% in 2017. The corporate tax in Israel, as of January 1, 2018, decreased to 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in Dollars, are influenced by the exchange rate between the Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the Dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in Dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative Dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.